Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Further to the Material Fact announced on July 4, 2014, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) wishes to inform the market that, after satisfaction of all conditions precedent, including receipt of the necessary regulatory authorizations and completion of the spinoff of Itaú Seguros S.A., we concluded today the sale of all shares held by Itaú Unibanco and some of its subsidiaries in Itaú Seguros Soluções Corporativas S.A. (“ISSC”) to ACE Seguradora S.A., an affiliate of ACE INA International Holdings, Ltd.

ISSC conducts the major risk insurance operations for the Itaú Unibanco Conglomerate, the clients of which are middle and large companies with policies representing high insured values.

The sale of this operation reflects Itaú Unibanco’s strategy of commercialization of mass-market insurance products typically related to retail banking.

São Paulo (SP), October 31, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer